[Informatica Letterhead]
November 13, 2007
VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson

Re:	Informatica Corporation
Form 10-K for the year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007
Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007 and October 18, 2007
File No. 0-25871
Dear Ms. Thompson:
          On behalf of Informatica Corporation (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Sohaib Abbasi, President and Chief Executive Officer of the Company, dated November 6, 2007 (the “Comment Letter”).
          The Company is working expeditiously to respond to the Comment Letter. However, in order to fully address certain of the Staff’s comments, the Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. The Company currently anticipates submitting a response to the Comment Letter on or before December 7, 2007.
          Please do not hesitate to contact me (1-650-385-6079) or Peter McGoff, the Company’s General Counsel (1-650-385-5244), with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely, INFORMATICA CORPORATION
/s/ Mark Pellowski

Mark Pellowski

cc:	Peter McGoff, Informatica Corporation Jose F. Macias, Esq., Wilson Sonsini Goodrich & Rosati